07000698

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 13891

PROCESSING SECTION FEB 26 2007 WASH. DC 152

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Investors Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

95 Wall Street
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Lipkus (732) 855-5774
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait, Weller & Baker LLP
(Name – *if individual, state last, first, middle name*)

1818 Market Street, Suite 2400 (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Lipkus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Investors Corporation, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TAIT, WELLER & BAKER LLP

Certified Public Accountants

FIRST INVESTORS CORPORATION

FINANCIAL STATEMENTS
AND REPORT OF
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

DECEMBER 31, 2006 AND 2005

FIRST INVESTORS CORPORATION

TABLE OF CONTENTS

Tait, Weller & Baker LLP
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholder
First Investors Corporation
New York, New York

We have audited the accompanying balance sheets of First Investors Corporation as of December 31, 2006 and 2005, and the related statements of operations and retained earnings (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Investors Corporation at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Tait, Weller & Baker LLP

Philadelphia, Pennsylvania
February 22, 2007

FIRST INVESTORS CORPORATION

BALANCE SHEETS

December 31, 2006 and 2005

	2006	2005
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 24,191,407	$ 25,125,088
Receivable from dealers	31,409	147,082
Receivable from customers	277,283	390,174
Receivable from Funds – shares redeemed	2,045,921	1,669,773
Salesmen's advances – net	590,944	581,657
Receivable from parent and affiliated companies	397,149	204,362
Prepaid expenses and miscellaneous receivables	864,499	634,685
Deferred sales commissions	549,936	818,884
Total current assets	28,948,548	29,571,705
FIXED ASSETS		
Leasehold improvements and equipment (less accumulated depreciation and amortization of $1,351,109 in 2006 and $1,627,977 in 2005)	162,420	157,314
OTHER ASSETS		
Cash and cash equivalents segregated under federal regulations *(Note 2)*	1,821,193	1,010,798
Deferred sales commissions	1,649,807	2,456,652
Deferred income taxes *(Note 8)*	3,123,000	2,981,000
Total other assets	6,594,000	6,448,450
Total assets	$ 35,704,968	$ 36,177,469
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Payable for securities purchased	$ 5,991,495	$ 7,606,101
Payable to dealers	1,430,992	1,310,339
Accrued commissions payable	1,224,585	1,303,111
Accounts payable – suppliers	401,900	320,308
Accrued expenses and other liabilities	11,183,668	9,660,854
Payable to affiliated companies	2,124,081	2,478,294
Total current liabilities	22,356,721	22,679,007
STOCKHOLDER'S EQUITY *(Note 7)*		
Common stock, no par, stated value $5, 200 shares authorized, issued and outstanding	1,000	1,000
Paid-in capital	33,965,826	31,965,826
Retained earnings (deficit)	(20,618,579)	(18,468,364)
Total stockholder's equity	13,348,247	13,498,462
Total liabilities and stockholder's equity	$ 35,704,968	$ 36,177,469

See notes to financial statements.

FIRST INVESTORS CORPORATION

STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

Years ended December 31, 2006 and 2005

	2006	2005
Revenue		
Commissions and fees earned from		
Sales of Funds and other securities	$ 33,275,019	$ 32,292,268
Sales of variable insurance products	5,619,685	6,157,331
Service fees	9,425,275	8,491,514
	48,319,979	46,941,113
Less commission expense	37,746,111	35,408,647
Total commissions and fees – net	10,573,868	11,532,466
Income from investments	527,475	307,304
Other revenue	2,409,363	1,373,762
	2,936,838	1,681,066
Total revenue	13,510,706	13,213,532
Expenses		
Selling	9,184,379	7,178,843
Administrative expenses	7,507,542	6,848,697
Total expenses	16,691,921	14,027,540
Loss before income tax expense (benefit)	(3,181,215)	(814,008)
Income tax benefit ***(Note 8)***	(1,031,000)	(161,000)
NET LOSS	(2,150,215)	(653,008)
Retained earnings (deficit)		
Beginning of year	(18,468,364)	(17,815,356)
End of year	$(20,618,579)	$(18,468,364)

See notes to financial statements.

FIRST INVESTORS CORPORATION

STATEMENTS OF CASH FLOWS

Years ended December 31, 2006 and 2005

	2006	2005
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		
Cash flows from operating activities		
Commissions and fees received – net	$ 8,853,805	$ 12,951,643
Other revenue	2,409,363	1,373,762
Investment income received	527,475	307,304
Cash paid to suppliers and employees	(14,378,938)	(11,987,902)
Cash received from (paid to) segregated trust account	(810,395)	451,448
Income taxes refunded (paid)	889,000	(174,000)
Net cash provided by (used for) operating activities	(2,509,690)	2,922,255
Cash flows from investing activities		
Capital expenditures	(69,778)	(149,661)
Net cash used for investing activities	(69,778)	(149,661)
Cash flows from financing activities		
Advances from (to) parent and affiliates	(354,213)	21,164
Capital contributions	2,000,000	-
Net cash provided by financing activities	1,645,787	21,164
Net increase (decrease) in cash and cash equivalents	(933,681)	2,793,758
Cash and cash equivalents		
Beginning of year	25,125,088	22,331,330
End of year	$ 24,191,407	$ 25,125,088

FIRST INVESTORS CORPORATION

STATEMENTS OF CASH FLOWS – (Continued)

Years ended December 31, 2006 and 2005

	2006	2005
RECONCILIATION OF NET LOSS TO NET CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES		
Net loss	$ (2,150,215)	$ (653,008)
Adjustments to reconcile net loss to net cash provided by (used for) operating activities		
Depreciation and amortization – fixed assets	64,671	70,615
Amortization of deferred sales commissions	2,013,107	2,683,957
Provision for deferred income taxes	(142,000)	(335,000)
(Increase) decrease in		
Receivable from dealers	115,673	(87,119)
Receivable from customers	112,891	31,930
Receivable from Funds – shares redeemed	(376,148)	(321,840)
Salesmen's advances – net	(9,287)	39,174
Prepaid expenses and miscellaneous receivables	(229,814)	17,644
Cash and cash equivalents segregated under federal regulations	(810,395)	451,448
Receivable from affiliated companies	(192,787)	(76,047)
Deferred sales commissions	(937,313)	(1,142,178)
Increase (decrease) in		
Payable for securities purchased	(1,614,606)	1,179,384
Payable to dealers	120,653	432,183
Accrued commissions payable	(78,526)	184,639
Accounts payable – suppliers	81,592	10,851
Accrued expenses and other liabilities	1,522,814	435,622
Net cash provided by (used for) operating activities	$ (2,509,690)	$ 2,922,255

(1) SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

First Investors Corporation (the ***"Company"***), a wholly-owned subsidiary of First Investors Consolidated Corporation *(**"FICC"**)*, is engaged in business as a broker-dealer primarily for the First Investors family of mutual funds (***"Funds"***) and First Investors insurance products.

ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements, and revenues and expenses during the reported period. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and other liabilities approximate fair value because of the short maturity of these items. Marketable securities are recorded at market value in the balance sheet, therefore, these values represent fair value.

CASH EQUIVALENTS

The Company considers all investments in money market funds to be cash equivalents.

FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's customer activities involve the execution and settlement of customer transactions. These activities may expose the Company to risk of loss in the event the customer is unable to fulfill its contracted obligations, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. Any loss from such transactions is not expected to have a material effect on the Company's financial statements.

SECURITY TRANSACTIONS

Security transactions are recorded on a trade date basis with related commission income and expenses recorded as of the trade date.

MARKETABLE SECURITIES

Marketable securities are valued at market and include securities acquired for investment purposes and securities held for re-sale to customers.

LEASEHOLD IMPROVEMENTS AND EQUIPMENT

Leasehold improvements and equipment are recorded at cost. Depreciation and amortization are provided on a straight-line basis over the estimated useful life of the asset, ranging from 5 to 15 years, or the remaining life of the lease.

SALES COMMISSIONS

Sales commissions paid on sales of "A" shares of the Funds and other investment companies are charged to operations when paid. Sales commissions paid on sales of "B" shares of the Funds are charged to deferred sales commissions and amortized over four years. Early withdrawal charges on "B" shares of the Funds received by the Company from redeeming shareholders reduce unamortized deferred sales commissions first, with any remaining amount recorded in income. For the years ended December 31, 2006 and 2005, amortization of deferred sales commissions amounted to approximately $2,013,000 and $2,684,000, respectively.

DISTRIBUTION PLANS

Pursuant to separate underwriting agreements with the Funds, the Company is entitled to commissions on the sale of shares of the Funds in an amount ranging from one percent to six and one-quarter percent of the amount received on the sales. In addition, under separate distribution plans adopted under Rule 12b-1 of the Investment Company Act of 1940 for each Fund, the Company receives distribution and service fees ranging from .25% to 1% of the Fund's average daily net assets. The distribution fees are intended to cover the cost of distributing the Fund shares, including cost of sales promotion and office expenses. The service fees provide for servicing or maintenance of shareholder accounts, including payments to registered representatives who provide ongoing servicing to such accounts. Distribution fees are recorded in income or as a reduction of expenses when earned. For the years ended December 31, 2006 and 2005, approximately $10,311,600 and $10,740,600, respectively, of distribution fees were received from the Funds and recorded as a reduction to selling expenses.

INCOME TAXES

The Company files consolidated federal and certain state income tax returns with its parent and certain other wholly-owned subsidiaries of the parent. It is the policy of the parent to allocate the applicable federal taxes (benefits) to each subsidiary on a separate return basis.

The Company's method of accounting for income taxes conforms to Statement of Financial Accounting Standards No. 109, ***"Accounting For Income Taxes"***. This method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities.

(2) CASH AND CASH EQUIVALENTS SEGREGATED UNDER FEDERAL REGULATIONS

At December 31, 2006 and 2005, cash and cash equivalents of approximately $1,821,000 and $1,011,000, respectively, were segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Act of 1934. The minimum amount required was approximately $745,000 and $751,000, respectively

(3) RELATED PARTIES

The Company and certain wholly-owned subsidiaries of its parent share office space and data processing facilities. The Company is charged its proportionate share of expenses based on space occupied and usage of the data processing facilities. Additionally, the Company charges certain of its affiliates for management, office space and other services based upon time allocated to the management and operation of the affiliate and space occupied. During the years 2006 and 2005, respectively, the Company charged certain of its affiliates approximately $4,052,000 and $3,959,000 for management and other services and approximately $394,000 and $394,000 for office space. The Company purchased approximately $2,324,000 and $2,246,000 of data processing services, and approximately $384,000 and $833,000 of office space during the years 2006 and 2005, respectively. The Company was also charged approximately $547,000 in 2006 and $354,000 in 2005 for compensation costs for stock options of its parent granted to employees of the Company.

The Company also receives commissions and fees on the sale of various life insurance products from an affiliated life insurance company. For 2006 and 2005, these commissions and fees amounted to approximately $5,620,000 and $6,136,000, respectively.

In addition to the outstanding advances between the Company and its affiliates, the Company also had approximately $8,242,000 and $10,016,000 deposited in an account of an affiliated federal savings bank, and approximately $15,753,000 and $15,109,000 invested in First Investors mutual funds, principally in the money market funds, at December 31, 2006 and 2005, respectively.

(4) PROFIT-SHARING PLAN

The Company is a sponsoring employer in a profit-sharing plan covering all of its eligible employees and those of other wholly-owned subsidiaries of its parent. Contributions to the plan are determined annually by the Board of Directors. In addition, the Company is a sponsoring employer in a 401(k) savings plan covering all of its eligible employees and those of other wholly-owned subsidiaries of its parent whereby employees may voluntarily contribute a percentage of their compensation with the Company matching a portion of the contributions of certain employees. The amount contributed by the Company in 2006 and 2005 was not material. For the years ended December 31, 2006 and 2005, the Company charged operations approximately $802,000 and $775,000, respectively, for its portion of the contribution to the profit-sharing plan.

(5) LEASES

The Company leases office space under terms of various lease agreements, certain of which are cancelable at the end of specified time periods and others which are non-cancelable, expiring at various times through 2014. Total rent expense, including amounts charged from affiliates and net of amounts charged to affiliates, was approximately $3,386,000 and $3,681,000 for 2006 and 2005, respectively. The minimum annual rental commitments relating to leases in effect as of December 31, 2006, exclusive of taxes and other charges by lessors subject to escalation clauses, are as follows:

2007	$2,677,000
2008	1,823,000
2009	1,650,000
2010	1,395,000
2011	764,000
2012 and thereafter	1,280,000
	$9,589,000

(6) LITIGATION

The Company is a defendant in lawsuits involving claims for damages of the type normally associated with the Company's business. Management is of the opinion that such lawsuits will not have any material effect on the Company's financial position or results of operations.

(7) NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. Under the alternative method permitted by this Rule, required net capital shall not be less than 2% of aggregate debit items arising from customer security transactions. At December 31, 2006, the Company had net capital of approximately $5,274,000 or an excess of approximately $5,024,000, over net capital required of $250,000.

For additional information, the Company's Annual Audited Report filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 is available for inspection at the Company's main office or at the regional office of the Securities and Exchange Commission.

(8) INCOME TAXES

The provision (benefit) for income taxes consists of the following:

	2006	2005
Current		
Federal	$ (966,000)	$ (4,000)
State and local	77,000	178,000
	(889,000)	174,000
Deferred		
Federal	(127,000)	(300,000)
State and local	(15,000)	(35,000)
	(142,000)	(335,000)
Total	$(1,031,000)	$(161,000)

The difference between the statutory federal tax rate and the effective tax rate in the financial statements results from the paying of state taxes in the various jurisdictions.

Deferred tax liabilities (assets) are comprised of the following:

	2006	2005
Accrued expenses	$(1,720,000)	$(1,536,000)
Depreciation	(29,000)	(106,000)
Deferred sales commissions	(355,000)	(381,000)
Deferred compensation	(1,019,000)	(958,000)
	$(3,123,000)	$(2,981,000)

END